March 19, 2010

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Dear Mr. Rosenberg:

This letter is Cambrex Corporation’s (“the Company”) response to your letter dated February 19, 2010, (the “Comment Letter”) regarding the Company’s 2008 Form 10-K (File No. 001-10638).

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 2

1.
We note your response to our prior comment and ask that you provide us with a detailed analysis supporting your determination that the company is not substantially dependent on its agreements with Warner Chilcott plc and Gyma Laboratories of America, Inc., within the meaning of Item 601(b)(10) of Regulation S-K.

Company’s response

Item 601 (b) (10) (B) states “Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent”

The table below states the percentage of sales to Warner Chilcott and Gyma for the last three years.

	Percentage of Total Gross Revenues
	2009	2008	2007

Warner Chilcott	7.7%	10.0%	11.2%

Gyma	11.5%	11.8%	12.5%

Total Consolidated Revenues	$236,276,832	$249,618,154	$252,574,226

The Company sells well over one hundred products to several hundred customers.  The product sold to Warner Chilcott is sold with terms and conditions and at profit margins similar to other customers who purchase this product and similar products from the Company.

Gyma is a distributor that the Company uses for selling and administrative services for a portion of U.S. sales to numerous end customers. The Company maintains relationships with all end customers and if required, believes it could replace Gyma with internal capabilities or by using alternate distributors with minimal disruption to the business. The contract has been in effect since 1989.

The Company noted that Regulation S-K provides no further guidance on what constitutes a “major part” as that term is used in Item 601 (b) (10) (B) as follows: “… to sell the major part of the registrant’s products.”   The Company reviewed the percentage of revenues as shown in the table above and concluded these amounts and arrangements do not constitute a “major part” of its business and that these contracts were entered into in the ordinary course of the Company’s business.

The Company also noted that when the SEC has used the phrase "... major portion of the Company’s sales” in the “General Instructions to Business and Properties for Form 1-A – Regulation A Offering Statement Under the Securities Act of 1933”, they have parenthetically defined “major portion” as “20% or more”.  The Company believes it is reasonable to analogize the 20% or more used in the context of “major portion” to “major part”, and therefore, in addition to the other qualitative factors cited above, would not be required to file these contracts as exhibits under Item 601(b) (10) of Regulation S-K.

Patents and Trademarks, page 5

2.
We note your response to our prior comment two and the following statements:  "The Company has entered into a license agreement which gives the Company the exclusive right to certain intellectual property, including know-how and technology, relating to the development and manufacture of chirally pure bulk actives. The Company has also entered into a license agreement for the worldwide exclusive right to manufacture and sell a product that is part of our APIs and pharmaceutical intermediates product group." Please identify the licensors and any products that are dependent on these technologies. To the extent these license agreements are material within the meaning of Item 601(b)(l0) of Regulation S-K, please provide draft disclosure to be included in your next Form 10-K which discusses the material terms of each license agreement, including the term and termination provisions, and file each as an exhibit to the extent you have not already done so.

Company’s response

The Company will revise its disclosure in its 2010 Form 10-K as follows:

“The Company has entered into a worldwide perpetual license agreement with Celgene Corporation and Celgro Corporation which gives the Company the exclusive rights to certain intellectual property, including know-how and technology, relating to the development and manufacture of chirally pure bulk APIs.  This intellectual property is related to the following products currently sold by the Company: 5-MAT and amphetamine salts.  Under the current terms of this agreement, the Company pays no royalties or fees related to its use of this intellectual property.”

This agreement was made in the ordinary course of the Company's business and pertains to a low percentage of the Company’s total revenues (see table below), and as such, the Company's business is not substantially dependent upon this license.  We therefore believe that this license agreement is not material within the meaning of Item 601(b)(10) of Regulation S-K.  Consequently, our draft disclosure does not discuss the material terms of this agreement and we do not intend to file the license agreement as an exhibit in our 2010 Form 10-K.

Upon further consideration the Company has concluded that no disclosure is required related to “the worldwide exclusive right to manufacture and sell a product that is part of our APIs and pharmaceutical intermediates product group” (“PLx License” in the table below) due to the fact that there have been no revenues to date and it is unclear whether significant revenues will ever be generated as a result of this agreement.  The Company will monitor the ongoing and expected future impact of this agreement and include disclosure accordingly should it conclude that the agreement rises to the level of materiality within the meaning of Item 601 (b)(10) of Regulation S-K.

	Percentage of Total Gross Revenues
	2009	2008	2007

Celgene/Celgro License	6.0%	5.9%	4.4%

PLx License	0.0%	0.0%	0.0%

Notes to Consolidated Financial Statements
(9) Income Taxes, page 51

3.
Please refer [to] prior comment five. Please revise your disclosure to clarify the caption "foreign income inclusions" of $2.3 million. Also, explain how you applied paragraph 140 of SFAS 109 and EITF Topic D-32 in re-allocating income tax expense of $7.9 million from continuing to discontinued operations and revise your disclosure, accordingly. In addition, you state that the Company has a full tax valuation allowance for domestic operations. Explain how this provision relates to the $7.9 million income tax benefit recorded in continuing operations.

Company’s response

Foreign income inclusions of $2.3 million in 2007 represented write-offs of foreign intercompany balances that had no tax basis, and therefore no deduction was allowed for U.S. tax purposes, along with foreign investment earnings included in U.S. taxable income. In future filings, the Company will explain and clarify any similar amounts in greater detail.

For all periods presented, including 2007, the Company calculated the amount of income tax expense or benefit allocated to each financial statement component by applying the intraperiod tax allocation rules of SFAS 109 paragraphs 35-38, using what is commonly called the “with and without” methodology. The Company first determined total current and deferred tax expense or benefit for all components of the income statement, including continuing operations and discontinued operations (the “with” calculation). The Company then determined the tax effect of the pretax income or loss from continuing operations that occurred during the year (the “without” calculation) as required by SFAS 109 paragraph 35. Finally, the difference between the “with” calculation of total income tax expense or benefit and the “without” calculation of income tax expense or benefit allocated to continuing operations was then allocated to components other than continuing operations, in the Company’s case, discontinued operations, as required by SFAS 109 paragraph 38.

The guidance under SFAS 109.140 provides an exception to the general intraperiod tax allocation rules of SFAS 109, as noted in EITF Topic No. D-32. SFAS 109.140 requires an enterprise to consider, under the rules of applicable income tax laws (e.g., U.S. consolidated return rules) the ability to use the income or gains from all components of the income statement, including discontinued operations, to realize the tax benefit from a loss from continuing operations. The benefit for any actual or theoretical tax avoided in the current year because of the offset of continuing operations losses against income or gains from other components is allocated to continuing operations. SFAS 109.140 limits the amount of tax benefit allocated to continuing operations to the lesser of the loss from continuing operations, or the overall pretax income from all components other than continuing operations that provide a source of realization of the continuing operations loss. In instances where a valuation allowance would normally be established or increased in a jurisdiction that would offset the tax benefit from a loss from continuing operations, SFAS 109.140 requires that the income from discontinued operations be considered in evaluating the need for a valuation allowance on deferred tax assets related to continuing operations. In such cases a tax benefit may be reflected in continuing operations for the tax effect of losses from continuing operations to the extent that such tax benefits may be realized as a result of income or gains in other components such as discontinued operations.

The Company’s presentation under SFAS 109.140 is consistent with the following income tax accounting publications:
•	PriceWaterhouseCoopers’ National Professional Services Group Guide to Accounting for Income Taxes section 12.3 and example 12-21
•	KPMG’s Department of Professional Practice-Audit and Advisory Accounting for Income Taxes sections 8.020-8.066 and example 8.6
•	Ernst & Young’s Assurance and Advisory Business Services Financial Reporting Developments Accounting for Income Taxes section T1301.1 and example T1301.1.1
•	Deloitte & Touche’s FASB Accounting Standards Codification Deloitte Guidance section 740-20-45 and Q&A 01, Q&A 02, Q&A 03, and Q&A 08

These guides show examples with fact patterns substantially the same as the Company’s in 2007 (i.e., pretax loss from continuing operations and pretax income from discontinued operations, with a full valuation allowance required on net deferred tax assets). The conclusions in each of these guides are that the SFAS 109.140 exception requires the income from discontinued operations be considered when determining the amount of tax benefit allocable to continuing operations, and the amount of tax benefit allocated to continuing operations is limited to the lesser of (a) the tax effect of the loss from continuing operations, or (b) the tax effect of the overall pretax net income from all components other than continuing operations that provide a source of realization of the continuing operations loss (i.e., the theoretical tax avoided). Note that the calculation of (a) and (b) for the Company in 2007 is quantified in the table shown below.

In 2007 the Company applied paragraph 140 of SFAS 109 and reported a tax benefit of $7.9 million in continuing operations, representing the tax benefit of domestic losses in continuing operations that were recognized for accounting purposes due to domestic income reported within discontinued operations. The Company calculated the allocation of domestic income tax expense or benefit between the domestic loss from continuing operations and domestic income from discontinued operations under SFAS 109.140 as follows:

		Income Tax
		Expense/
	USD	(Benefit) At
2007 Domestic:	millions	35%
Pretax loss from continuing operations	$(22.6)	($7.9)	(a)
Pretax income from discontinued operations (includes U.S. taxable income related to $235.5 million gain on the sale of the Bioproducts and Biopharma segments)	118.5	41.5	(b)
Pretax income	$95.9	$33.6	*

* Before utilization of net operating losses and foreign tax credits subject to full valuation allowance

The total pretax income of $95.9 million would generally have resulted in total tax expense (on a “with” basis, i.e., before allocation between continuing and discontinued operations), however the Company utilized deferred tax assets (net operating losses and foreign tax credits) previously subject to a full valuation allowance to fully offset any income tax, and the corresponding valuation allowance against these deferred tax assets was released accordingly. The tax expense that would generally have resulted from the utilization of the deferred tax assets was offset by the tax benefit realized from the release of the valuation allowance against such deferred tax assets, resulting in no total income tax expense or benefit (on a “with” basis). No tax expense or benefit would generally have been allocated to continuing operations (on a “without” basis) because the pretax loss from continuing operations would have resulted in a net operating loss deferred tax asset accompanied by a full valuation allowance. However, SFAS 109.140 required the Company to consider the income from discontinued operations that provided a source of realization of the tax benefit related to the loss from continuing operations in determining the amount of tax benefit to be allocated to continuing operations. Therefore, the tax benefit allocated to continuing operations was limited to the lesser of (a) or (b) from the table shown above, $7.9 million, calculated as the domestic pretax loss from continuing operations multiplied by the U.S. federal statutory tax rate of 35%. Consequently, an offsetting allocation of $7.9 million tax expense was recorded in discontinued operations.

The Company disclosed this information in Form 10-K Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) year-to-year comparisons for 2008 and 2007, and also in each quarter’s Form 10-Q MD&A for 2008 and 2007, as well as in each quarter’s Form 10-Q tax footnote, which contained the following disclosure (only the year-end disclosure is shown since the quarterly disclosures were substantially the same):

“Tax expense in 2007 includes $7,915 of benefit related to the recognition of certain tax attributes as a result of the sale of the businesses that comprised the Bioproducts and Biopharma segments.”

In future filings, when applicable, the Company will explain and clarify any amounts re-allocated between continuing operations and other components of the income statement under SFAS 109.140 in similar detail as described above.

For all periods presented, including 2007, the Company maintained a full tax valuation allowance against net domestic deferred tax assets, subject to the consideration of all prudent and feasible tax planning strategies, and will continue to do so until such time as the Company attains an appropriate level of future domestic profitability and the Company is able to conclude that it is more likely than not that its domestic deferred tax assets are realizable. The “with and without” intraperiod tax allocation rules of SFAS 109 generally require that the domestic valuation allowance for losses in continuing operations be established through continuing operations if an enterprise were to compute tax expense or benefit without regard to the income from discontinued operations, resulting in no tax expense or benefit in continuing operations. In total, the Company did not report any domestic income tax expense or benefit in 2007, because domestic pretax losses in continuing operations created additional deferred tax assets that were offset by corresponding increases to the valuation allowance, and domestic pretax income in discontinued operations was offset by utilization of deferred tax assets for net operating losses or foreign tax credits accompanied by a corresponding decrease in the valuation allowance. Therefore, excluding the exception to the “with” and “without” approach provided by SFAS 109 paragraph 140, the Company would not have reported any domestic income tax expense or benefit in either continuing operations or discontinued operations. However, as noted above, the Company was required by SFAS 109.140 to consider the income from discontinued operations in evaluating the need for a valuation allowance on deferred tax assets related to continuing operations, thereby requiring a $7.9 million tax benefit to be reported in continuing operations for the tax effect of domestic losses from continuing operations to the extent that such tax benefits were realized as a result of domestic income in discontinued operations.

4.
Please refer to your response to prior comment six. Please provide us with detailed calculations of your total tax expense or benefit, including both current and deferred taxes; the tax or benefit relating to continuing operations, including both current and deferred taxes; and the allocation of remaining amounts to other components e.g. discontinued operations, including both current and deferred taxes, using the "with and without" method for 2007 and 2006. Also, explain to us the apparent absence of any income tax expense related to the $235.5 million gain on the sale of the Bioproducts and Biopharma segments, as well as the tax treatment for this transaction. Revise your disclosure accordingly.

Company’s response

For all periods presented, including 2007 and 2006, the Company applied an asset and liability approach to accounting for income taxes. Deferred tax assets and liabilities were recognized for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences were expected to reverse. The recoverability of deferred tax assets was based upon the Company’s assessment of whether it was more likely than not that sufficient future taxable income would be generated in the relevant tax jurisdictions, or prudent and feasible tax planning strategies available, to utilize the deferred tax assets. Where the Company determined that future taxable income would not be sufficient to utilize the deferred tax assets, a valuation allowance was recorded. The Company’s valuation allowances in these years primarily related to federal net operating loss carryforwards, foreign tax credits, and alternative minimum tax credits in the U.S., where profitability was uncertain, and net operating loss carryforwards in certain state and foreign jurisdictions with little or no history of generating taxable income or where future profitability was uncertain.

As noted above in the response to comment three, the Company calculated the amount of income tax expense or benefit allocated to each financial statement component using the “with-and-without” intraperiod tax allocation rules of SFAS 109. The Company first determined total current and deferred tax expense or benefit for all components of the income statement, including continuing operations and discontinued operations (the “with” calculation). The Company then determined the current and deferred tax expense or benefit from continuing operations that occurred during the year (the “without” calculation). The difference between the “with” calculation and the “without” calculation was then allocated to discontinued operations. The Company also considered the guidance in SFAS 109.140 and evaluated whether income or gains from discontinued operations represented a source of income that enabled realization of the tax benefit of the loss in continuing operations. The Company concluded that the tax benefit that resulted from the loss in continuing operations offsetting the income in discontinued operations should be recorded in continuing operations.

The Company’s current, deferred, and total tax expense or benefit, the amounts related to continuing operations, and the remainder allocated to discontinued operations, using the SFAS 109 “with and without” intraperiod tax allocation rules and the paragraph 140 exception, was calculated for 2007 and 2006 as follows:

USD millions	T O T A L ( " W I T H " )
2007 Current Tax Expense/(Benefit) - WITH:	Domestic	Foreign	Total
Income/(loss) before income taxes	$178.7	$44.5	$223.2
Permanent items	(82.8)	(2.9)	(85.7)
Pretax income/(loss)	95.9	41.5	137.5
Temporary differences	9.1	(10.8)	(1.8)
Taxable income/(loss) before NOL utilization	105.0	30.7	135.7
Net operating loss (utilization)	(53.0)	0.0	(53.0)
Taxable income/(loss)	52.0	30.7	82.7
Tax rate	35%	Various
Income tax expense/(benefit) before tax credits	18.2	9.7	27.9
Foreign tax credit (utilization)	(18.2)	0.0	(18.2)
Other	(0.4)	0.0	(0.4)
Tax (benefit) from income of disc. ops. (SFAS 109.140)	0.0	0.0	0.0
Current federal tax expense/(benefit)	(0.4)	9.7	9.3
Current state tax expense/(benefit)	0.4	0.0	0.4
Current tax expense/(benefit)	$(0.0)	$9.7	$9.6

2007 Deferred Tax Assets/(Liabilities) - WITH:
Temporary differences	$9.1	$(10.8)	$(1.8)
Net operating loss creation/(utilization)	(53.0)	1.8	(51.2)
Gross deferred tax assets/(liabilities)	(43.9)	(9.0)	(52.9)
Tax rate	35%	Various
Subtotal	(15.4)	(4.2)	(19.6)
Foreign tax credit (utilization)	(18.2)	0.0	(18.2)
Net deferred tax assets/(liabilities)	(33.6)	(4.2)	(37.8)
Valuation allowance release/(creation)	33.6	0.1	33.7
Other	(0.2)	0.0	(0.2)
Deferred tax (expense)/benefit	$(0.2)	$(4.1)	$(4.3)

2007 Total Tax Expense/(Benefit) - WITH:
Current tax expense/(benefit)	$(0.0)	$9.7	$9.6
Deferred tax expense/(benefit)	0.2	4.1	4.3
Total income tax expense/(benefit)	$0.1	$13.8	$13.9

Note: Footing differences are due to rounding.

USD millions	CONT. OPS. ("WITHOUT")
2007 Current Tax Expense/(Benefit) - WITHOUT:	Domestic	Foreign	Total
Income/(loss) before income taxes	$(48.6)	$41.4	$(7.2)
Permanent items	26.0	(0.9)	25.1
Pretax income/(loss)	(22.6)	40.5	17.8
Temporary differences	3.6	(11.0)	(7.4)
Taxable income/(loss) before NOL utilization	(19.0)	29.5	10.5
Net operating loss (utilization)	0.0	0.0	0.0
Taxable income/(loss)	(19.0)	29.5	10.5
Tax rate	35%	Various
Income tax expense/(benefit) before tax credits	0.0	10.0	10.0
Foreign tax credit (utilization)	0.0	0.0	0.0
Other	(0.4)	0.0	(0.4)
Tax (benefit) from income of disc. ops. (SFAS 109.140)	(7.9)	0.0	(7.9)
Current federal tax expense/(benefit)	(8.3)	10.0	1.7
Current state tax expense/(benefit)	0.4	0.0	0.4
Current tax expense/(benefit)	$(7.9)	$10.0	$2.1

2007 Deferred Tax Assets/(Liabilities) - WITHOUT:
Temporary differences	$3.6	$(11.0)	$(7.4)
Net operating loss creation/(utilization)	19.0	1.8	20.8
Gross deferred tax assets/(liabilities)	22.6	(9.2)	13.4
Tax rate	35%	Various
Subtotal	7.9	(4.1)	3.8
Foreign tax credit (utilization)	0.0	0.0	0.0
Net deferred tax assets/(liabilities)	7.9	(4.1)	3.8
Valuation allowance release/(creation)	(7.9)	0.1	(7.8)
Other	(0.2)	0.0	(0.2)
Deferred tax (expense)/benefit	$(0.2)	$(4.0)	$(4.2)

2007 Total Tax Expense/(Benefit) - WITHOUT:
Current tax expense/(benefit)	$(7.9)	$10.0	$2.1
Deferred tax expense/(benefit)	0.2	4.0	4.2
Total income tax expense/(benefit)	$(7.8)	$14.0	$6.3

2007 provision for income taxes related to continuing operations as reported in Form 10-K:
Current:
Federal	$(8.3)
State	0.4
International	10.0
	2.1
Deferred:
Federal	$0.2
International	4.0
	4.2
Per Form 10-K	$6.3

Note: Footing differences are due to rounding.

USD millions	DISCONTINUED OPERATIONS
2007 Current Tax Expense/(Benefit) - DIFF.:	Domestic	Foreign	Total
Income/(loss) before income taxes	$227.3	$3.1	$230.4
Permanent items	(108.8)	(2.0)	(110.8)
Pretax income/(loss)	118.5	1.1	119.6
Temporary differences	5.4	0.1	5.6
Taxable income/(loss) before NOL utilization	124.0	1.2	125.2
Net operating loss (utilization)	(53.0)	0.0	(53.0)
Taxable income/(loss)	71.0	1.2	72.2
Income tax expense/(benefit) before tax credits	18.2	(0.3)	17.9
Foreign tax credit (utilization)	(18.2)	0.0	(18.2)
Other	(0.0)	0.0	(0.0)
Tax provision from income of disc. ops. (SFAS 109.140)	7.9	0.0	7.9
Current federal tax expense/(benefit)	7.9	(0.3)	7.6
Current state tax expense/(benefit)	(0.0)	0.0	(0.0)
Current tax expense/(benefit)	$7.9	$(0.3)	$7.6

2007 Deferred Tax Assets/(Liabilities) - DIFF.:
Temporary differences	$5.4	$0.1	$5.6
Net operating loss creation/(utilization)	(53.0)	0.0	(53.0)
Gross deferred tax assets/(liabilities)	(47.5)	0.1	(47.4)
Subtotal	(23.3)	(0.1)	(23.4)
Foreign tax credit (utilization)	(18.2)	0.0	(18.2)
Net deferred tax assets/(liabilities)	(41.5)	(0.1)	(41.6)
Valuation allowance release/(creation)	41.5	0.0	41.5
Other	0.0	0.0	0.0
Deferred tax (expense)/benefit	$0.0	$(0.1)	$(0.1)

2007 Total Tax Expense/(Benefit) - DIFF.:
Current tax expense/(benefit)	$7.9	$(0.3)	$7.6
Deferred tax expense/(benefit)	0.0	0.1	0.1
Total income tax expense/(benefit)	$7.9	$(0.3)	$7.6

2007 provision for income taxes related to discontinued operations:
Current:
Federal	$7.9
State	(0.0)
International	(0.3)
	7.6
Deferred:
Federal	$0.0
International	0.1
	0.1
Per Form 10-K	$7.6

Note: Footing differences are due to rounding.

USD millions	T O T A L ( " W I T H " )
2006 Current Tax Expense/(Benefit) - WITH:	Domestic	Foreign	Total
Income/(loss) before income taxes	$(52.6)	$41.4	$(11.2)
Permanent items	48.6	4.4	53.0
Pretax income/(loss)	(4.0)	45.8	41.8
Temporary differences	1.4	(0.7)	0.7
Taxable income/(loss) before NOL utilization	(2.5)	45.1	42.6
Net operating loss (utilization)	0.0	0.0	0.0
Taxable income/(loss)	(2.5)	45.1	42.6
Tax rate	35%	Various
Income tax expense/(benefit) before tax credits	0.0	16.6	16.6
Foreign tax credit (utilization)	0.0	0.0	0.0
Other	0.0	0.0	0.0
Tax (benefit) from income of disc. ops. (SFAS 109.140)	0.0	0.0	0.0
Current federal tax expense/(benefit)	0.0	16.6	16.6
Current state tax expense/(benefit)	0.6	0.0	0.6
Current tax expense/(benefit)	$0.6	$16.6	$17.2

2006 Deferred Tax Assets/(Liabilities) - WITH:
Temporary differences	$1.4	$(0.7)	$0.7
Net operating loss creation/(utilization)	2.5	0.3	2.9
Gross deferred tax assets/(liabilities)	4.0	(0.4)	3.6
Tax rate	35%	Various
Subtotal	1.4	(1.1)	0.3
Foreign tax credit (utilization)	0.0	0.0	0.0
Net deferred tax assets/(liabilities)	1.4	(1.1)	0.3
Valuation allowance release/(creation)	(1.4)	(0.1)	(1.5)
Other	(0.3)	0.0	(0.3)
Deferred tax (expense)/benefit	$(0.3)	$(1.2)	$(1.5)

2006 Total Tax Expense/(Benefit) - WITH:
Current tax expense/(benefit)	$0.6	$16.6	$17.2
Deferred tax expense/(benefit)	0.3	1.2	1.5
Total income tax expense/(benefit)	$0.9	$17.8	$18.7

Note: Footing differences are due to rounding.

USD millions	CONT. OPS. ("WITHOUT")
2006 Current Tax Expense/(Benefit) - WITHOUT:	Domestic	Foreign	Total
Income/(loss) before income taxes	$(33.0)	$39.3	$6.3
Permanent items	24.8	2.4	27.2
Pretax income/(loss)	(8.2)	41.7	33.6
Temporary differences	7.8	(3.1)	4.6
Taxable income/(loss) before NOL utilization	(0.4)	38.6	38.2
Net operating loss (utilization)	0.0	0.0	0.0
Taxable income/(loss)	(0.4)	38.6	38.2
Tax rate	35%	Various
Income tax expense/(benefit) before tax credits	0.0	13.0	13.0
Foreign tax credit (utilization)	0.0	0.0	0.0
Other	0.7	0.0	0.7
Tax (benefit) from income of disc. ops. (SFAS 109.140)	0.0	0.0	0.0
Current federal tax expense/(benefit)	0.7	13.0	13.6
Current state tax expense/(benefit)	(0.6)	0.0	(0.6)
Current tax expense/(benefit)	$0.1	$13.0	$13.0

2006 Deferred Tax Assets/(Liabilities) - WITHOUT:
Temporary differences	$7.8	$(3.1)	$4.6
Net operating loss creation/(utilization)	0.4	0.3	0.7
Gross deferred tax assets/(liabilities)	8.2	(2.8)	5.4
Tax rate	35%	Various
Subtotal	2.9	(1.1)	1.8
Foreign tax credit (utilization)	0.0	0.0	0.0
Net deferred tax assets/(liabilities)	2.9	(1.1)	1.8
Valuation allowance release/(creation)	(2.9)	(0.1)	(3.0)
Other	(0.3)	0.0	(0.3)
Deferred tax (expense)/benefit	$(0.3)	$(1.1)	$(1.5)

2006 Total Tax Expense/(Benefit) - WITHOUT:
Current tax expense/(benefit)	$0.1	$13.0	$13.0
Deferred tax expense/(benefit)	0.3	1.1	1.5
Total income tax expense/(benefit)	$0.4	$14.1	$14.5

2006 provision for income taxes related to continuing operations as reported in Form 10-K:
Current:
Federal	$0.7
State	(0.6)
International	13.0
	13.0
Deferred:
Federal	$0.3
International	1.1
	1.5
Per Form 10-K	$14.5

Note: Footing differences are due to rounding.

USD millions	DISCONTINUED OPERATIONS
2006 Current Tax Expense/(Benefit) - DIFF.:	Domestic	Foreign	Total
Income/(loss) before income taxes	$(19.6)	$2.1	$(17.5)
Permanent items	23.9	1.9	25.8
Pretax income/(loss)	4.2	4.0	8.3
Temporary differences	(6.3)	2.5	(3.9)
Taxable income/(loss) before NOL utilization	(2.1)	6.5	4.4
Net operating loss (utilization)	0.0	0.0	0.0
Taxable income/(loss)	(2.1)	6.5	4.4
Income tax expense/(benefit) before tax credits	0.0	3.7	3.7
Foreign tax credit (utilization)	0.0	0.0	0.0
Other	(0.7)	0.0	(0.7)
Tax provsion from income of disc. ops. (SFAS 109.140)	0.0	0.0	0.0
Current federal tax expense/(benefit)	(0.7)	3.7	3.0
Current state tax expense/(benefit)	1.2	0.0	1.2
Current tax expense/(benefit)	$0.5	$3.7	$4.2

2006 Deferred Tax Assets/(Liabilities) - DIFF.:
Temporary differences	$(6.3)	$2.5	$(3.9)
Net operating loss creation/(utilization)	2.1	0.0	2.1
Gross deferred tax assets/(liabilities)	(4.2)	2.5	(1.8)
Subtotal	(1.5)	(0.0)	(1.5)
Foreign tax credit (utilization)	0.0	0.0	0.0
Net deferred tax assets/(liabilities)	(1.5)	(0.0)	(1.5)
Valuation allowance release/(creation)	1.5	0.0	1.5
Other	0.0	0.0	0.0
Deferred tax (expense)/benefit	$0.0	$(0.0)	$(0.0)

2006 Total Tax Expense/(Benefit) - DIFF.:
Current tax expense/(benefit)	$0.5	$3.7	$4.2
Deferred tax expense/(benefit)	0.0	0.0	0.0
Total income tax expense/(benefit)	$0.5	$3.7	$4.2

2006 provision for income taxes related to discontinued operations:
Current:
Federal	$(0.7)
State	1.2
International	3.7
	4.2
Deferred:
Federal	$0.0
International	0.0
	0.0
Per Form 10-K	$4.2

Note: Footing differences are due to rounding.

The sale of the Bioproducts and Biopharma segments in 2007 was effected by a sale of the stock of U.S. and foreign entities, which resulted in a $235.5 million gain in discontinued operations for financial statement purposes, based upon the difference between the proceeds received and the net book value of the investments. For purposes of computing taxable income, the gain/loss calculations subtract the book gain recorded and add back the tax gain based on the adjusted tax basis of the stock. For the sale of the U.S. entities, these calculations resulted in a net capital gain, and for the sale of the foreign entities, these calculations resulted in a gain in the foreign jurisdictions. The U.S. capital gain was included in the “with” calculation of taxable income but not the “without” calculation (i.e., reported in discontinued operations), consistent with financial reporting of the book gain. The foreign tax gain, while also included in the “with” calculation and excluded from the “without” calculation (i.e., reported in discontinued operations), was largely exempt from tax as a “participation gain” under the laws of the foreign jurisdictions of the entities that sold the foreign stock. Therefore the foreign discontinued operations tax provision does not show any foreign income tax expense related to the sale of the Bioproducts and Biopharma segments.

The net proceeds of the foreign sales were repatriated to the U.S. in 2007, and the amount of the distribution that was deemed a taxable dividend under U.S. tax laws (net of previously taxed income and earnings and profits limitations) was included in taxable income, resulting in $124 million of domestic taxable income in discontinued operations. The repatriation of earnings and profits also brought with it additional foreign tax credits in 2007. This taxable income was fully offset, first by a full utilization of all available domestic net operating losses, and then by foreign tax credits. As noted in the Company’s response to comment three above, these domestic net operating losses and foreign tax credits had been subject to a full valuation allowance. Therefore the utilization of these domestic deferred tax assets and the release of the corresponding domestic valuation allowance resulted in the absence of any domestic income tax expense related to the sale of the Bioproducts and Biopharma segments.

The 2007 calculation of current income tax expense/(benefit) also includes the effects, on a U.S. consolidated return basis, of the offset of the current-year taxable (loss) before net operating loss utilization of ($19.0) million from continuing operations, as shown in the table above labeled “2007 Current Tax Expense/(Benefit) – WITHOUT” (which gives rise to the SFAS 109.140 tax benefit in continuing operations of $7.9 million noted in the Company’s response to comment three above), as follows:

USD millions	Consol.
2007 Current Tax Expense/(Benefit):	Tax Return
Taxable income from discontinued operations before NOL utilization	124.0
Net operating loss utilization	(53.0)
Taxable income - Discontinued operations	71.0
Taxable income - Continuing operations	(19.0)
Taxable income - Consolidated	52.0
Tax rate	35%
Income tax expense before tax credits	18.2
Foreign tax credit utilization	(18.2)
Other	(0.4)
Current federal tax expense/(benefit)	(0.4)
Current state tax expense/(benefit)	0.4
Current tax expense/(benefit)	$(0.0)

The Company disclosed the 2007 utilization of domestic net operating losses and foreign tax credits with a full valuation allowance to eliminate the income tax on the sale of the Bioproducts and Biopharma segments in Form 10-K MD&A year-to-year comparisons for 2009, 2008 and 2007, which contained the following disclosure:

“In connection with the sale of the businesses that comprised the Bioproducts and Biopharma businesses in 2007, the Company utilized domestic federal net operating losses and foreign tax credits for which a full valuation allowance was provided for at December 31, 2006, to eliminate the U.S. income tax on this transaction.”

In future filings, the Company will explain and clarify in greater detail in the income tax footnote the tax treatment of any similar transactions, including the income tax or lack thereof, the utilization of deferred tax assets to offset any income tax on such transactions, and any release of valuation allowance that effects these calculations.

Sincerely,

/s/ Gregory P. Sargen
Gregory P. Sargen
Vice President and
Chief Financial Officer
Cambrex Corporation